December 7, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:  Ibolya Ignat, Staff Accountant
            Division of Corporation Finance

RE:  Chandler (U.S.A.), Inc.
     Form 10-K for Fiscal Year Ended December 31, 2004
     Filed March 22, 2005
     Form 10-Q for Fiscal Quarter Ended March 31, 2005
     Filed May 11, 2005
     File No. 001-15135

Dear Ms. Ignat:

     This letter is to provide additional responses related to my letter to you dated November 16, 2005 as a result of our telephone conversation on November 29, 2005. Page numbers refer to the redlined draft of the filing.

DRAFT FORM 10-K/A AMENDMENT NO. 1-DECEMBER 31, 2004
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We have revised the disclosures on page 5 per our telephone discussion concerning historical claim development patterns.

DRAFT FORM 10-Q/A AMENDMENT NO. 1-MARCH 31, 2005
------------------------------------------------

You asked why we did not include "Item 4. - Controls and Procedures" in the Amended Form 10-Q. It is our understanding that only the "Items" being revised need to be included in the amended filing. Since Item 4 was not revised, it was not included. The "Explanatory Note" on page i of the Amended Form 10-Q states that the additional disclosures are included in Item 2 of Part 1.

     A draft of the amended Form 10-K is being sent to your attention via e-mail. Please note that we have eliminated the redlining for all previous changes, and only the changes discussed above are redlined (page 5). We will hold off filing the amended reports until we hear from you. If you have any questions or require any additional information, please contact me at (405) 258-4292.

Sincerely,


Mark C. Hart
Vice President and
Chief Financial Officer

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